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[SECURITY BENEFIT LOGO]

March 23, 2010

VIA EDGAR

Mr. Sonny Oh
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Request for Acceleration of the Effective Date of Registration Statement on Form N-14 of SBL Fund (File No. 333-164581)

Dear Mr. Oh:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), SBL Fund (the “Registrant”) hereby respectfully requests that the effective date of the Registrant’s above referenced registration statement that was filed on Form N-14 with the U.S. Securities and Exchange Commission on January 29, 2010 and amended on February 23, 2010 and March 23, 2010, be accelerated so that it will become effective on March 25 2010, or as soon thereafter as practicable.  The Registrant is aware of its obligations under the Act.

Should you have any questions, please feel free to contact the undersigned at 785.438.3226, or Julien Bourgeois of Dechert LLP at 202.261.3451.

Sincerely,

AMY J. LEE

Amy J. Lee
Secretary
SBL Fund and
Security Distributors, Inc.

cc:	Julien Bourgeois, Esq. Dechert LLP

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